UNITED STATES

SECURITIES EXCHANGE COMMISSION

Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number 001-40294

(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: September 30, 2021

☐       Transition Report on Form 10-K

☐       Transition Report on Form 20-F

☐       Transition Report on Form 11-K

☐       Transition Report on Form 10-Q

For the Transition Period Ended: _____________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: _________

PART I - REGISTRANT INFORMATION

Alfi, Inc.
Full Name of Registrant
Not applicable.
Former Name if Applicable
429 Lenox Avenue, Suite 547 Address of Principal Executive Office (Street and Number)
Miami Beach, Florida 33139
City, State and Zip Code

PART II – RULES 12B-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Alfi, Inc. (the “Company”) is unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2021 (the “Quarterly Report”) by the November 15, 2021 filing date applicable to smaller reporting companies: (i) due to recent changes in the Company’s Chief Executive Officer and Chief Financial Officer and in the Chair of the Audit Committee (the “Audit Committee”) of the Company’s Board of Directors (the “Board”); and (ii) because the Company has not yet engaged a new independent registered public accounting firm, which is needed to provide the required review of the Company’s financial statements to be filed as part of the Quarterly Report. As previously disclosed by the Company in its filings with the Securities and Exchange Commission (the “SEC”), on: (i) October 22, 2021, the Board placed Paul Pereira, the Company’s President and Chief Executive Officer, and Dennis McIntosh, the Company’s Chief Financial Officer and Treasurer, on paid administrative leave and elected Peter Bordes, a member of the Board, to serve as the Company’s interim Chief Executive Officer; (ii) October 27, 2021, Richard Mowser, a director of the Company and Chair of the Audit Committee, resigned as a member of the Board; (iii) October 29, 2021, the Company’s then-serving independent registered public accounting firm resigned; (iv) November 1, 2021, the Board appointed Allen Capsuto to serve as a director of the Company and as Chair of the Audit Committee; and (v) November 8, 2021, the Board appointed Louis A. Almerini to serve as the Company’s interim Chief Financial Officer. The Audit Committee is in the process of selecting and engaging a new independent registered public accounting firm.

As a result of the foregoing, the Company is still in the process of completing the financial statements and disclosures required to be included in the Quarterly Report, including obtaining an auditor review of such financial statements. The Company is working diligently to complete and file the Quarterly Report as soon as practicable; however, the Company does not expect to file the Quarterly Report on or before the fifth calendar day following the prescribed due date.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Louis A. Almerini	305	395-4520
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒Yes ☐No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company completed its initial public offering (“IPO”) in May 2021 and the financial statements included in the Company’s prospectus relating to the IPO did not include financial statements for the quarter ended September 30, 2020, and no such quarterly financial statements have been prepared or filed with the SEC or otherwise publicly disclosed. As such, the Company is unable to explain any anticipated change from the corresponding period for the last fiscal year. Nevertheless, the Company anticipates a significant change in the results of operations from the quarter ended June 30, 2021 as described below. The description below includes preliminary estimates based on the best information available to management as of the date of this Form 12b-25.

Revenues, net

For the three-month period ended September 30, 2021, the Company expects to report net revenues of $112, compared to net revenues of $936 for the three-month period ended June 30, 2021.

Cost of Sales

For the three-month period ended September 30, 2021, the Company expects to report cost of goods sold expense which is significantly higher than the cost of goods sold of $161,377 reported for the three-month period ended June 30, 2021. The increase is primarily due to the cost of tablet deployment and installation and data charges resulting from use of those tablets in the field. The Company is unable to provide an accurate estimate of Cost of Sales at this time, pending discussion and analysis of the increased costs which is expected to result in adjustments.

Operating Expenses

For the three-month period ended September 30, 2021, the Company expects to report operating expenses that are higher than the operating expenses of $4,484,721 reported for the three-month period ended June 30, 2021. The increase is primarily due to substantially higher labor costs due to continued post-IPO growth in staffing.

Other Expense

During the three-month period ended September 30, 2021, the Company was party to material transactions which are expected to result in significant one-time expenses which may affect reported Cost of Sales, Operating Expenses, or Other Expense. The Company is unable to provide an accurate estimate of these expenses at this time, pending further discussion and analysis.

Net Loss

For the three-month period ended September 30, 2021, the Company expects to report a net loss which is significantly higher than the net loss of $4,692,471 reported for the three-month period ended June 30, 2021. The increase is primarily due to the increases in expenses discussed above. The Company is unable to provide an accurate estimate of its net loss at this time, pending further discussion and analysis.

Liquidity and Capital Resources

The Company expects to report Cash and cash equivalents at September 30, 2021 of $10,066,498, up $10,058,163 from $8,335 at December 31, 2020 but down $9,627,155 from $19,693,653 at June 30, 2021. The increase during the nine-month period ended September 30, 2021 was due to proceeds from the IPO, net of uses which included pay off of all outstanding pre-IPO debt and costs to acquire staff, purchase tablets and kiosk devises, make marketing investments, effect a stock buyback, purchase a condominium in Miami Beach, FL, and fund general operating and other costs. The decrease during the three-month period ended June 30, 2021 was due to costs to acquire staff, purchase tablets and kiosk devises, make marketing investments, effect a stock buyback, purchase a condominium in Miami Beach, FL, and fund general operating and other costs.

Forward-Looking Statements

This Form 12b-25 may include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, including relating to the filing of the Quarterly Report and the items expected to be reported therein, other than statements of historical fact included in this Form 12b-25 are forward-looking statements. When used in this Form 12b-25, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend” and similar expressions, as they relate to the Company or its management team, identify forward-looking statements. Such forward-looking statements are based on the beliefs of management, as well as assumptions made by, and information currently available to, the Company’s management. Actual results could differ materially from those contemplated by the forward-looking statements as a result of certain factors detailed in the Company’s filings with the SEC. All subsequent written or oral forward-looking statements attributable to the Company or persons acting on its behalf are qualified in their entirety by this paragraph. Forward-looking statements are subject to numerous conditions, many of which are beyond the control of the Company, including those set forth in the Risk Factors section of the Company’s prospectus relating to the IPO filed with the SEC. Copies of such filings are available on the SEC’s website, www.sec.gov. The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

Alfi, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date November 15, 2021	By:	/s/ Peter Bordes
Peter Bordes
Interim Chief Executive Officer

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